SECURITIES AND EXCHANGE
                           COMMISSION

                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934


                       AMASYS CORPORATION

  -------------------------------------------------------------
                        (NAME OF ISSUER)

             Common Stock, par value $0.01 per share
 ---------------------------------------------------------------
                 (TITLE OF CLASS OF SECURITIES)

                            023113103
----------------------------------------------------------------
              (CUSIP Number of Class of Securities)

                         Joshua J. Angel
                          Bruce Frankel
                       4900 Seminary Road
                            Suite 600
                   Alexandria, Virginia 22311
                         (703) 797-8111

                            Copy To:
                          Marc P. Levy
                      Holland & Knight LLP
                    2099 Pennsylvania Avenue
                            Suite 100
                      Washington, DC 20006
                         (202) 955-3000
----------------------------------------------------------------
      (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
             TO RECEIVE NOTICES AND COMMUNICATIONS)

                        October 11, 1996
  -------------------------------------------------------------
     (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and if filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box.  [  ]

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Joshua J. Angel

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)
     (B)  X
3.   SEC USE ONLY

4.   SOURCE OF FUNDS OO - Professional Services

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION    USA

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE VOTING POWER        191,578

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED VOTING POWER           0

9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE DISPOSITIVE POWER        191,578

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED DISPOSITIVE POWER      0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              191,578

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         8.6%

14.  TYPE OF REPORTING PERSON                     IN

1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bruce Frankel

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (A)
     (B)  X
3.     SEC USE ONLY

4.   SOURCE OF FUNDS OO - Professional Services

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION    USA

7.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE VOTING POWER   128,901

8.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED VOTING POWER           0

9.   NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SOLE DISPOSITIVE POWER   128,901

10.  NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH SHARED DISPOSITIVE POWER                0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              128,901

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    5.9%

14.  TYPE OF REPORTING PERSON      IN

Item 1.   Security and Issuer

     This statement on Schedule 13D (the "Statement") relates to shares of common stock, par value $0.01 per share ("Common Stock"), of AMASYS Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive office is 4900 Seminary Road, Suite 600, Alexandria, Virginia 22311.


Item 2.   Identity and Background

     The Statement is filed jointly on behalf of Joshua Angel and Bruce Frankel (the "Joint Filers").


     The present principal occupation and the principal business of each of the Joint Filers is as follows:

                          Joshua Angel
                            Attorney
                      Angel & Frankel, P.C.
                         460 Park Avenue
                            8th Floor
                  New York, New York 10022-1906

                          Bruce Frankel
                            Attorney
                      Angel & Frankel, P.C.
                         460 Park Avenue
                            8th Floor
                  New York, New York 10022-1906

     During the past five years, no Joint Filer has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Each of the Joint Filers is a citizens of the United
States.


Item 3.   Source and Amount of Funds or Other Consideration

     Each of the Joint Filers acquired his shares requiring the filing of this statement in lieu of fees for professional services rendered to the Issuer. In 1996, the Issuer received all remaining assets of Infotechnology, Inc. ("Infotech"), a Delaware company, following the completion of Infotech's Chapter 11 Bankruptcy reorganization, in accordance with an Assignment and Assumption Agreement, dated October 11, 1996 (the "Infotech Transaction"). The Joint Filers provided legal services to the Issuer in connection with the Infotech Transaction.

Item 4.   Purpose of Transaction

     The Joint Filers acquired 320,479 of the Issuer's shares in lieu of fees for professional services rendered to the Issuer.


     Each of the Joint Filers intends to exercise his rights as a substantial stockholder of the Issuer.

     Apart from the foregoing, none of the Joint Filers have any other plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's articles of incorporation, constitution, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be deleted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

     In the future, each of the Joint Filers may determine to purchase additional shares of the Issuer's capital stock or may determine to sell shares of the Issuer's capital stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

Item 5.   Interest in Securities of the Issuer

     (a) and (b) The Issuer's total issued and outstanding capital stock is 2,207,350 shares of Common Stock and 196,000 shares of Series A Preferred Stock, par value $.01 per share (the "Series A Preferred Stock"). In the aggregate, the Joint Filers own 320,479 shares or 14.5% of the Issuer's issued and outstanding Common Stock. Mr. Angel owns 191,578 shares or 8.6% of the Issuer's issued and outstanding Common Stock. Mr. Frankel owns 128,901 shares or 5.9% of the Issuer's issued and outstanding Common Stock. Each of Mr. Angel and Mr. Frankel holds the sole power to vote his shares of the Issuer's Common Stock.


     (c) The Joint Filers acquired 320,479 of the Issuer's shares in lieu of fees for professional services rendered to the Issuer in connection with the Infotech Transaction. Mr. Angel received 191,578 shares of the Issuer's Common Stock in lieu of fees for professional services. Mr. Frankel received 128,901 shares of the Issuer's Common Stock in lieu of fees for professional services.


     There have been no other transactions in the Issuer's Common
Stock that were effected by or on behalf of the Joint Filers in the past 60 days.

     (d)   Not Applicable.


     (e)   Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

     Neither of the Joint Filers is a party to any contract, arrangement, understanding or relationship with any person, with respect to securities of the Issuer.

Item 7.   Material to Be Filed as Exhibits


     Not applicable.

                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this First Amended Statement on Schedule
13D is true, complete and correct.


                              ___/s/______________________
                              Joshua J. Angel


Dated: September 17, 2001



                            SIGNATURE

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.


                              ___/s/_____________________
                              Bruce Frankel

Dated: September 17, 2001